UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2021

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, and 333-249063), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 11, 2021, Israel Shamay, an external director of Can-Fite BioPharma Ltd. (the “Company”), passed away. Mr. Shamay had served as an external director of the Company since December 2014, and as a member on both the Company’s Audit Committee and Compensation Committee.

Mr. Shamay served as Executive Director, Strategic Initiatives and Head of the Americas Operations of MATIMOP (Israeli Industry Center for R&D), the International Operations agency of the Israeli Office of the Israel Innovation Authority (formerly the Office of Chief Scientist) since 2012. He will be missed by the Company.

The Company sends its wishes of condolences to Mr. Shamay’s wife and children.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2021	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer